THE BANK OF NEW YORK

101 Barclay Street

New York, New York 10286

April 22, 2003

Michael Coco, Esq.

Office of International Corporate Finance

Division of Corporation Finance

Securities & Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:

Alcatel (the “Company”)

Request to Withdraw Registration Statement on

Form F-6 (File No. 333-12630) (the “Registration Statement”)

Ladies and Gentlemen:

At the Company’s request and pursuant to Rule 477(a) under the Securities Act of 1933, as amended, the registrant on the Registration Statement, the legal entity created by the agreement for the issuance of American Depositary Receipts for Class O shares, nominal value €2 per Share, of the Company, by its agent, The Bank of New York, as Depositary, hereby applies to withdraw the Registration Statement as soon as practicable on the grounds that, in accordance with an amendment to the Company’s organizational documents, as approved by shareholders at the Company’s extraordinary and special meetings held on April 17, 2003, the Class O shares ceased to exist and all Class O Shares and options have been converted to Class A Shares and options.   Accordingly, on and after April 18, 2003, no Class O Shares could be issued and, therefore, no Class O American Depositary Receipts could be issued.

Very truly yours,

The Bank of New York,

as Depositary

By: /s/ MICHAEL F. FINCK

Name: Michael F. Finck

Title: Managing Director

cc:

Paul M. Dudek, Esq.